Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

The following is a transcript of a portion of a video of Rob Marcus, Chairman and Chief Executive Officer of Time Warner Cable Inc., speaking about his recent visit to employees in Austin, posted on Time Warner Cable Inc.’s internal employee website on April 15, 2014.

I think it’s always important for us to have an opportunity both to have senior management articulate what’s going on in our world to our employees, because all the action’s actually happening where our employees are, but it’s equally important for us to get an opportunity to get feedback from people who are touching customers on a day-to-day basis. And emails and videos and webcasts and whatnot are helpful vehicles but there’s nothing that actually is equal in terms of power to actually seeing people in person.

Especially at times like these where you have so much in our world that’s changing, obviously the biggest of those things being the announced merger with Comcast, but equally importantly I’m here in Austin and we know we have a new competitor in the form of Google breathing down our neck. And having an opportunity to have our team hear from me that everything’s going to be OK, because truly it is, I think matters.

We’re taking the right steps. The fact that we’ve renewed our emphasis on putting the customer at the center of everything we do is appreciated. I talked with a bunch of customer satisfaction reps, which I think is one of the most fabulous programs we’ve instituted to improve the overall customer experience, and both they get it but they think our customers get it. They understand that it’s a different Time Warner Cable.

I like to think of this combination as an opportunity to take the best of the two companies. And I believe Comcast shares that commitment. So the idea that we, for example, just on the product side, could take our TWC TV App, which I think is absolutely the best in the business, given the number of linear channels that we include in that, and combine that in some way shape or form with the Comcast X1 user interface, which is state of the art and highly regarded – there’s something in there that could unlock an even greater set of products and experiences for our customers. One of the reasons I feel as confident as I do about the potential for this combination between Time Warner Cable and Comcast is that we really share a common set of values. And putting the customer at the forefront of our thought processes and decision-making is something that we both actually believe in strongly. I think it’s got the potential to really be a catalyst for a whole lot of great change with the two companies coming together.

Important Information For Investors And Shareholders

In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”), a preliminary form of Comcast registration statement on Form S-4 that includes a preliminary joint proxy statement of Comcast and Time Warner Cable that will also constitute a prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014 and its proxy statement for its 2014 annual meeting of stockholders.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.